NET SMELTER RETURNS ROYALTY AGREEMENT

Between

RESERVOIR CAPITAL CORP.

And

EUROMAX RESOURCES LTD.

Dated March 16, 2010

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS AGREEMENT dated as of the 16th day of March, 2010.

BETWEEN:

RESERVOIR CAPITAL CORP,
a British Columbia company (the "Owner")

OF THE FIRST PART

AND:

EUROMAX RESOURCES LTD.,
a British Columbia company (the "Royalty Holder")

OF THE SECOND PART

For good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this agreement, unless otherwise provided:

(a) **"Affiliate"** means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b) **"Agreement"** means this royalty agreement;

(c) **"Allowable Deductions"** means all costs, charges and expenses paid, incurred, or deemed incurred by the Owner for or with respect to Products including:

(i) costs, charges and expenses for treatment in the smelting, refining, solvent extraction, electrowinning, concentrate leach or other beneficiation process related or supplemental to, or performed instead of, conventional smelting/refining processes, including without limitation handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying umpire and representation costs, penalties, and other processor deductions,

(ii) actual costs of transportation (including loading, freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the Properties to the place of treatment and then to the place of Sale,

(iii) costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products or refined metals, and

(iv) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but not including income taxes of the Owner or Royalty Holder,

(v) provided that whether Products are processed on or off the Properties in a facility wholly or partially owned by the Owner or a shareholder of the Owner or by an Affiliate of the Owner or an Affiliate of a shareholder of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis, or which would not be Allowable Deductions if those Products were processed by an independent third party.

(d) **"Business Day"** means a day on which banks are generally open for business in Vancouver, British Columbia, Canada;

(e) **"Gold Production"** means the quantity of refined gold outturned during a calendar month to the Owner's pool account by an independent third party refinery in respect of Products, on either a provisional or final settlement basis;

(f) **"Gross Proceeds"** means, subject to the provisions of Section 5.8, proceeds received or deemed to be received by the Owner for the Sale of Products from the Properties, whether processed on or off of the Properties, determined as follows:

(i) if Products are sold by the Owner in the form of ore, dore, or concentrates, then the Gross Proceeds in respect of such ore, dore or concentrates will be equal to the amount of the proceeds actually received by the Owner during the calendar month from the sale of such raw ore, dore or concentrates;

(ii) if Products are sold by the Owner in the form of refined gold, then such gold will be deemed to have been sold at the Monthly Average Gold Price for the month in which it was produced, and the Gross Proceeds in respect of gold will be determined by multiplying Gold Production for the calendar month by the Monthly Average Gold Price;

(iii) if Products are sold by the Owner in the form of refined silver, then such silver will be deemed to have been sold at the Monthly Average Silver Price for the month in which it was produced, and the Gross Proceeds in respect of silver will be determined by multiplying Silver Production for the calendar month by the Monthly Average Silver Price; and

(iv) if Products are sold by the Owner in the form of refined metals other than gold or silver then the Gross Proceeds will be equal to the amount of the proceeds actually received by the Owner during the calendar month from the sale of such refined metal;

(v) if there is a Loss of Products then the Gross Proceeds will be equal to the sum of the insurance proceeds in respect of such Loss, and the Gross Proceeds from any sale of such Products, determined under Section 1.1(f)(iv);

(f) **"Loss"** means an insurable loss of or damage to Products, whether or not occurring on or off the Properties and whether the Products are in the possession of the Owner or otherwise.

(g) **"Monthly Average Gold Price"** means the average London Bullion Market Association of P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported;

(h) **"Monthly Average Silver Price"** means the average New York Silver Price as published daily by Handy & Harman (or, should that publication cease, another similar publication acceptable to the Parties, acting reasonably), calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported;

(i) **"Net Smelter Returns"** for any Product means the Gross Proceeds from the Sale of such Product less Allowable Deductions related to such Product;

(j) **"Party"** or **"Parties"** means one or more of the parties to this Agreement;

(k) **"Person"** means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof;

(l) **"Products"** means the Owner's share of all ores mined from the Properties and all concentrates and other mineral products, metals or minerals (including diamonds) which are derived therefrom for which there has been a Sale;

"Properties" means the interests in the mineral titles listed in Exhibit 1 to this Agreement and any other mineral titles to which such Exhibit 1 mineral titles may be converted;

"Royalty" means the percentage of Net Smelter Returns to which the Royalty Holder is entitled pursuant to this Agreement, being 0.50% and reducible pursuant to Section 2.2;

"Sale" means a sale of a Product by or on behalf of the Owner or any Affiliate of the Owner to a Person who is not an Affiliate of the Owner, and is deemed to include any Loss prior to any such sale;

"Silver Production" means the quantity of refined silver outturned during a calendar month to the Owner's pool account by an independent third party refinery in respect of Products, on either a provisional or final settlement basis.

Section 1.2 Exhibits

Exhibit 1, which is attached to this Agreement, is by reference incorporated into and forms part of this Agreement:

Section 1.3 Governing Law

This Agreement will in all respects be governed by and be construed in accordance with the laws in force in British Columbia, Canada and, subject to Article 7, will be under the exclusive jurisdiction of the courts of British Columbia.

Section 1.4 Severability

If any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

Section 1.5 Calculation of Time

If any time period set forth in this Agreement ends of a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

Section 1.6 Headings

The headings to the articles and sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

Section 1.7 Other Matters of Interpretation

In this Agreement:

(a) the singular includes the plural and vice versa;

(b) the masculine includes the feminine and vice versa;

(c) references to "article", "section" and "subsection" are to articles, sections and subsections of this Agreement, respectively;

(d) all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words "covenants" or "agrees" or "promises";

(e) all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise;

(f) the word "person" includes an individual, partnership, firm, corporation, company, body politic, or government or department thereof; and

(g) the words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular article, part, section, exhibit or portion thereof.

ARTICLE 2
ROYALTY DESCRIPTION

Section 2.1 Royalty Reserved

Subject to Section 2.2, the Royalty Holder has reserved and the Owner agrees to pay to the Royalty Holder a royalty of one-half percent (0.50%) of the Net Smelter Returns from the Sale of Products, on the terms and conditions specified in this Agreement.

[redacted]

Section 2.2 Reduction of Royalty Rate

If after the date of this Agreement, Freeport McMoRan Copper & Gold Inc. or any Affiliate thereof (collectively, "Freeport") acquires a direct, undivided, ownership interest in the Properties solely by directly incurring expenditures:

(a) on the exploration or development of the Properties, or other mining work conducted thereon for the benefit of the Properties; or

(b) to obtain or prepare feasibility or engineering reports or studies on or with respect to the Properties; or

(c) to maintain the Properties in good standing;

and for no other consideration whatsoever, then the percentage royalty payable to the Royalty Holder pursuant to Section 2.1 will be reduced pro-rata by the ownership interest acquired by Freeport in the Properties, *provided that*, for the avoidance of doubt:

(d) the percentage royalty payable to the Royalty Holder pursuant to Section 2.1 will not be reduced for any ownership interest in the Properties acquired by Freeport as a result of any purchase of shares, merger, acquisition or other similar business combination or a purchase of an interest in the Properties by way of payment to the Owner or any of its Affiliates (whether in cash, shares, property or other consideration);

(e) only an acquisition by Freeport of an ownership interest in all of the Properties (and not just one or a portion of the Properties) will result in a reduction of the percentage royalty payable to the Royalty Holder pursuant to Section 2.1; and

(f) the acquisition by Freeport of a royalty interest in the Properties will not result in a reduction of the percentage royalty payable to the Royalty Holder pursuant to Section 2.1, notwithstanding that such royalty may be an interest in land.

Section 2.3 Interest in Land

The Parties intend that the Royalty, to the extent permissible under applicable laws, constitutes an interest in the Properties and, accordingly agree that:

(a) the Royalty will run with the Property, and every interest therein;

(b) any sale or other disposition of any interest in the Properties will be effective only in accordance with Section 4.3 hereof; and

(c) the Owner will upon request sign and deliver to the Royalty Holder, and the Royalty Holder may register or otherwise record against titles to the Properties, the form of notice or other document or documents as the Royalty Holder may reasonably request to give notice of the existence of

[redacted]

the Royalty to third parties, to secure payment of the Royalty and to protect the Royalty Holder's right to receive the Royalty as contemplated herein.

ARTICLE 3
OPERATION OF THE PROPERTIES

Section 3.1 Owner to Determine Operations

The Owner may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Products at sites located on or off the Properties, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Owner will not be liable for mineral values lost in processing under sound practices and procedures, and no Royalty will be due on any such lost mineral values. The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Properties and may suspend operations and production on the Properties at any time it considers prudent or appropriate to do so. The Owner will owe the Royalty Holder no duty to explore, develop or mine the Properties, or to do so at any rate or in any manner other than that which the Owner may determine in its sole and unfettered discretion. The Owner may, but is not obligated to, retain ore or treated ore containing minerals as inventory for any length of time and for any reason. Raw minerals stockpiles are not subject to a royalty interest until the minerals are delivered and sold. The Owner will have no obligation to sell any minerals at any time. The Owner may stockpile any ores, minerals or other materials from the Property at such place or places as the Owner may elect.

Section 3.2 Insurance

Notwithstanding Section 3.1, the Owner will obtain and maintain insurance against Loss of Products prior to their Sale, in such amounts and with such coverage as is customary in the industry (including, without limitation, fidelity insurance to protect against theft and business interruption coverage) with the Royalty Holder as a named insured.

Section 3.3 Commingling

Commingling of Products from the Properties with other ores, doré, concentrates, mineral products, metals and minerals produced elsewhere is permitted, provided that reasonable and customary procedures are established for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and in the other ores, doré, concentrates, mineral products, metals and minerals..

Section 3.4 Sales to Related Parties

The Owner will be permitted to sell Products in the form of raw ore, doré, or concentrates to an Affiliate of the Owner or of any controlling or majority shareholder of the Owner, provided that such sales will be deemed, for the purposes of this Agreement, to have been sold at prices and on terms no less favourable to the Owner than those which

would be extended by an unaffiliated third party in an arm's length transaction under similar circumstances.

ARTICLE 4
ASSIGNMENT

Section 4.1 Assignment by the Royalty Holder

The Royalty Holder may convey or assign all or any undivided portion of the Royalty payable either for a stated term of years or up to a specified dollar amount, provided that such assignment will not be effective against the Owner until the assignee has delivered to the Owner a written and enforceable undertaking, whereby such assignee agrees to be bound, to the extent of the interest assigned, by all of the terms and conditions of this Agreement.

Section 4.2 Multiple Parties

Notwithstanding any assignment by the Royalty Holder, the Owner will not be or become liable to make payments in respect of the Royalty to, or to otherwise deal in respect of this Agreement with, more than one person. If the interests of the Royalty Holder hereunder are at any time owned by more than one person, such owners will, as a condition of receiving payment hereunder, nominate one person to act as agent and common trustee for receipt of monies payable hereunder and to otherwise deal with the Owner in respect of such interests (including, without limitation, the giving of notice to take or cease taking in kind) and no royalty owner will be entitled to administer or enforce any provisions of this Agreement except through such agent and trustee. In such events, the Owner will, after receipt of notice respecting the nomination of such agent and trustee, thereafter make and be entitled to make payments due hereunder in respect of the Royalty to such agent and trustee and to otherwise deal with such agent and trustee as if it were the sole holder of the Royalty hereunder.

Section 4.3 Assignment by Owner

The Owner may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Properties provided that such disposition will not be effective as against the Royalty Holder until the purchaser has delivered to the Royalty Holder a written and enforceable undertaking agreeing to be bound, to the extent of the interest disposed of, by all of the terms and conditions of this Agreement.

[redacted]

ARTICLE 5
PAYMENTS

Section 5.1 Payment Obligation

The obligation to pay the Royalty will accrue when there has been a Sale of Products, provided that:

(a) there will be deemed to have been a Sale of treated metals upon the outturn of metals from such Products by the treatment facility to the account of the seller; and

(b) any Royalty due in respect of a Loss will accrue when the insurance proceeds are paid.

Section 5.2 Provisional Settlements

Where the outturn of treated metals or a Sale of other Products (including an insurance settlement in respect of a Loss) is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of metal or other Products or the value of the Loss credited by such provisional settlement, but will be adjusted to account for the amount of metal or other Products or the value of the Loss established by final settlement with the treatment facility or with the purchaser or insurer of other Products, as the case may be.

Section 5.3 Due Date

Royalty payments will be due and payable quarterly on the last day of the month next following the end of the calendar quarter in which the same accrued.

Section 5.4 Royalty Statements

Royalty payments will be accompanied by a statement showing in reasonable detail on a Product by Product basis for the relevant quarter:

(a) the quantities and grades of Products produced and for which there was a Sale in the quarter;

(b) the average monthly price determined as herein provided for refined metals on which Royalty is due;

(c) the actual proceeds of Sale received in the quarter;

(d) the Allowable Deductions in the quarter; and

(e) other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

Section 5.5 Adjustments

Subject to Section 5.2 hereof, all Royalty payments will be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Royalty Holder gives the Owner written notice describing and setting forth a specific objection to the determination thereof within one year after receipt by the Royalty Holder of the quarterly Royalty statement. If the Royalty Holder objects to a particular quarterly statement as herein provided, then:

(a) the Royalty Holder will, for a period of 90 days after the Owner receives notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Owner's accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant knowledgeable in the mining industry selected by the Royalty Holder and who enters into a confidentiality undertaking substantially on the terms of Section 8.2 hereof.

(b) If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. If production has ceased, settlement will be made between the Parties by cash payment.

(c) The Royalty Holder will pay all costs of such audit unless a deficiency of more than five percent of the amount due to the Royalty Holder is determined to exist. The Owner will pay the costs of such audit if a deficiency of more than five percent of the amount due is determined to exist.

Failure on the part of the Royalty Holder to make claim on the Owner for adjustment in such one year period will establish the correctness of the payment and preclude the filing of exception thereto or making of claims for adjustment thereon.

Section 5.6 Conversion of Currency

All payments to be made under this Agreement will be made in US dollars.

Section 5.7 Wire Transfer

Payments hereunder will be made without demand, notice, set-off, or reduction, by wire transfer in good, immediately available funds, to such account or accounts as the Royalty Holder may designate pursuant to wire instructions provided by the Royalty Holder to the Owner not less than three (3) Business Days prior to the dates upon which such payments are to be made.

Section 5.8 Trading Activities of Owner

The Owner will have the right to market and sell refined metals and other Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements ("trading activities") which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the proceeds generated by the Owner, a shareholder of the Owner, or an Affiliate of either in trading activities or in the actual marketing or sales of Products. In determining the net proceeds from any Products subject to the Royalty, the Owner will not be entitled to deduct from Gross Proceeds any losses suffered by the Owner, a shareholder or an Affiliate in trading activities. In the event that the Owner engages in trading activities, the Royalty will be determined on the basis of the value of Products produced and without regard to the price or proceeds actually received by the Owner, for or in connection with the sale, or the manner in which a sale to a third party is made by the Owner. In the event that the Owner engages in trading activities in respect of Products other than refined metals, the Gross Proceeds will be determined on the basis of the value of such Products ex headframe or minesite loading facility in the case of ores or ex mill or other treatment facility in the case of other Products.

Section 5.9 Books and Records

All books and records used by the Owner to calculate Royalty due hereunder will be kept according to Canadian generally accepted accounting principles.

ARTICLE 6
INDEMNITY

Section 6.1 Indemnity

The Owner agrees that it will defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, shareholders, employees and its successors and assigns (collectively the "indemnified parties"), and each of them, from and against any and all claims, demands, liabilities, actions and proceedings, which may be made or brought against the Royalty Holder or which it may sustain, pay or incur that whosoever result from or relate to operations conducted on or in respect of the Properties that result from or relate to the mining, handling, transportation, smelting or refining of the Products or the handling of transportation of the Products.

Section 6.2 Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an indemnified party its capacity as or related to the Royalty Holder as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an indemnified party in any other capacity.

[redacted]

ARTICLE 7
DISPUTE RESOLUTION

Section 7.1 Mandatory Arbitration of Disputes

All disputes between the Parties arising under this Agreement, which the Parties are unable to resolve within 20 days, will be resolved by arbitration in accordance with this Article 7 and, after expiry of the 20 day period, will be submitted to such arbitration by written demand of either Party.

Section 7.2 Demand for Arbitration

To demand arbitration, any Party (the "demanding party") will give written notice to the other Party (the "responding party"). Such notice will specify the nature of the issues in dispute, the amount involved, and the remedy requested and the names of at least three qualified, disinterested arbitrators acceptable to it. Within seven days of the receipt of the notice, the responding party will answer the demand in writing, specifying the issues that Party disputes and advising whether it accepts as arbitrator any of the arbitrators named in the notice. If the responding party accepts an arbitrator named in the notice, that person will act as sole arbitrator of the dispute.

Section 7.3 Arbitration Panel

If the responding party does not accept any of the arbitrators named, each Party will select one qualified arbitrator within five days of responding party's answer. Each of the arbitrators will be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrators so chosen will select a neutral arbitrator within five days of their selection. If the named arbitrators cannot agree on a neutral arbitrator, the arbitrators will make application to any court of competent jurisdiction in British Columbia with a copy to both Party, requesting that court to select and appoint the third arbitrator. The court's selection will be final and binding on the Party. The three arbitrators chosen pursuant to this Section 7.3 constitute the arbitration panel.

Section 7.4 Commencement of Proceedings

Immediately upon appointment of arbitrator or arbitration panel, each Party must present in writing to the arbitrator or panel (with a copy to the other Party) its statement of the issue or issues in dispute. Any questions of whether a dispute should be arbitrated under this article must be decided by the arbitrator or arbitration panel. The arbitrator or panel, as soon as possible, but not more than 15 days after appointment, must meet in Vancouver, British Columbia, at a time and place reasonably convenient for the Parties, after giving each Party at least seven days notice. The arbitration hearing must be conducted in accordance with the commercial arbitration rules of the *Commercial Arbitration Act* (British Columbia), provided that if there is any conflict between the provisions of this Agreement and such rules the provisions of this Agreement will prevail. Actions of the arbitrators comprising an arbitration panel must be by majority vote.

Section 7.5 Arbitration Award

After hearing the Party in regard to the matter in dispute, taking such evidence and making such other investigation as justice requires and as the arbitrators deem necessary, they must decide the issues submitted to them within ten days thereafter and serve a written and signed copy of the award upon each Party. Such award will be final and binding on the Parties, and confirmation thereof may be applied for in any court of competent jurisdiction by any Party. If the Parties settle the dispute in the course of the arbitration, such settlement must be approved by the arbitrator or panel on request of either Party and become the award.

Section 7.6 Arbitration Costs

Fees and expenses of the arbitration and the reasonable legal costs of the Parties will be paid by the Parties in the proportions determined by the arbitrator or panel in his or its discretion having regard to the outcome of the arbitration and the relationship between the result of the arbitration and the positions taken by each of the Parties.

ARTICLE 8
MISCELLANEOUS

Section 8.1 Other Activities and Interests

This Agreement and the rights and obligations of the parties hereunder are strictly limited to the Properties. Each party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other party or inviting or allowing the other to participate therein including activities involving mineral claims or mineral leases adjoining the Properties.

Section 8.2 Confidentiality

All information, data, reports, records, feasibility studies and test results relating to the Properties and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement, all of which will hereinafter be referred to as "confidential information", will be treated by the Royalty Holder as confidential and will not be disclosed to any person not a Party to this Agreement, except in the following circumstances:

(a) the Royalty Holder may disclose confidential information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the confidential information to those purposes necessary for such non-party

users to perform the services for which they were retained by the Royalty Holder;

(b) the Royalty Holder may disclose confidential information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Royalty Holder will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled; or

(c) with the approval of the Owner.

Any confidential information that becomes part of the public domain by no act or omission in breach of this Section 8.2 will cease to be confidential information for the purposes of this Section 8.2.

Section 8.3 No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Party.

Section 8.4 Notice

Any notice, election, proposal, objection or other document required or permitted to be given hereunder ("Notices") will be in writing addressed to the Parties as follows:

Owner: Reservoir Capital Corp.
570 Granville Street
Vancouver,
British Columbia
V6C 3P1
Attention: President
Fax: (604) 688-1157
Email:

Royalty Holder: EurOmax Resources Ltd.
511- 475 Howe Street
Vancouver, British Columbia
V6C 2B3
Attention: Chief Executive Officer
Fax : (604) 608-3344 Email:

All Notices will be given by personal delivery, facsimile transmission or electronic mail,. All Notices will be effective and will be deemed delivered on the date of delivery if delivered during normal business hours on a Business Day, and, if not, then on the next Business Day following delivery

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this section.

Section 8.5 Further Assurances

Each Party will, at the request of another Party and at the requesting Party's expense, execute all such documents and take all such actions as may be reasonably required to effect the purposes and intent of this Agreement.

Section 8.6 Entire Agreement

This Agreement, including the exhibit hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded and replaced hereby. No modification or alteration of this Agreement will effective unless in writing executed subsequent to the date hereof by both Parties. No prior written or contemporaneous oral promises, representations or agreements are binding upon the Parties. There are no implied covenants contained herein.

Section 8.7 No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing among the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.8 Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

Section 8.9 Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument.

Section 8.10 Parties in Interest

This Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

RESERVOIR CAPITAL CORP.

By: [signature]

Name: MILES THOMPSON

Title: CHAIRMAN

EUROMAX RESOURCES LTD.

By: [signature]

Name: Christopher A. Serin

Title: Interim CEO, CFO & Director

EXHIBIT 1
PROPERTIES

Brestovac License Coordinates:
Datum – Hermanskogel
Projection – Gaus-Kruger

No	Easting	Northing	Longitude	Latitude
1	7590000	4879000	22.123295000	44.049909000
2	7596000	4879000	22.198166000	44.049148000
3	7596000	4864000	22.195454000	43.914150000
4	7590000	4864000	22.120752000	43.914907000

Durlan Potok License Coordinates:
Datum – Hermanskogel
Projection – Gaus-Kruger

No	Easting	Northing	Longitude	Latitude
1	7580000	4895000	22.000933	44.195071
2	7580000	4900000	22.001696	44.240072
3	7582000	4900000	22.026735	44.239850
4	7581000	4904500	22.014912	44.280461
5	7580500	4910000	22.009496	44.330016
6	7584000	4910000	22.053380	44.329620
7	7584000	4901000	22.051933	44.248622
8	7586250	4895000	22.079118	44.194360